UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

RETAIL VALUE INC.

(Name of Issuer)

Common Shares, par value $0.10 per share

(Title of Class of Securities)

76133Q 102

(CUSIP Number)

September 28, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76133Q 102

1	Name of reporting persons. Katharina Otto-Bernstein
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☐
3	SEC use only.
4	Citizenship or place of organization. Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 3,743,903
	6	Shared voting power. -0-
	7	Sole dispositive power. 3,743,903
	8	Shared dispositive power. -0-

9	Aggregate amount beneficially owned by each reporting person. 3,743,903
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 17.7%*
12	Type of reporting person IN

*

Based on 21,117,150 shares of the Issuer’s common shares outstanding as of July 30, 2021 as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2021.

Item 1(a).	Name of Issuer:

Retail Value Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3300 Enterprise Parkway

Beachwood, OH 44122

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by Katharina Otto-Bernstein (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address of the Reporting Person is KG CURA Vermögensverwaltung G.m.b.H. & Co., Saseler Damm 39 a, 22395 Hamburg, Germany.

Item 2(c).	Citizenship:

The Reporting Person is a citizen of Germany.

Item 2(d).	Title of Class of Securities:

Common Shares, par value $0.10 per share (the “Common Shares”).

Item 2(e).	CUSIP Number:

76133Q 102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Person beneficially owns 3,743,903 Common Shares.

(b)	Percent of class:

The Common Shares beneficially owned by the Reporting Person represent 17.7% of the Issuer’s outstanding Common Shares based on 21,117,150 Common Shares outstanding as of July 30, 2021 as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2021.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,743,903 Common Shares

(ii)	Shared power to vote or to direct the vote: 0 Common Shares

(iii)	Sole power to dispose or to direct the disposition of: 3,743,903 Common Shares

(iv)	Shared power to dispose or to direct the disposition of: 0 Common Shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1

Power of Attorney of KG CURA Vermögensverwaltung G.m.b.H. & Co. for Katharina Otto Bernstein, incorporated herein by reference to Exhibit 24.2 to the Form 3 filed by the Reporting Person on May 15, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2021

Katharina Otto-Bernstein

/s/ Dr. Thomas Finne
By:	Dr. Thomas Finne, managing director of KG CURA Vermögensverwaltung G.m.b.H. & Co.
For:	Katharina Otto-Bernstein